January 8, 2020

Daniel Goldsmith
Chief Executive Officer
Instructure, Inc.
6330 South 3000 East, Suite 700
Salt Lake City, UT 84121

       Re: Instructure, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 23, 2019
           File No. 001-37629

Dear Mr. Goldsmith:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    David Silverman